

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2025

Jay Kim
Chief Executive Officer
Reborn Coffee, Inc.
580 N. Berry Street
Brea, CA 92821

> **Re: Reborn Coffee, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 10, 2025**
> **File No. 333-286468**

Dear Jay Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matthew Ogurick